ANGLO AMERICAN

04035274

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

SEC MAIL PROCESSING RECEIVED JUN 24 2004 WASH, D.C. 155 SECTION

18 June, 2004

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Collahuasi Rosario Project dated 17 June 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

PROCESSED
JUL 07 2004
THOMSON FINANCIAL

ANGLO AMERICAN

News Release

17 June 2004

Collahuasi Rosario Project commissioned

Anglo American plc ("Anglo American") is pleased to announce that the commissioning of the US$654 million Collahuasi Rosario Project commenced in late April, some five weeks ahead of schedule and under budget. The project, which will enable Collahuasi to maintain production of copper in concentrate at a long term average rate of 400,000 tonnes per annum, comprised:

- the equipping of and prestripping of 114 million tonnes of overburden so as to access the Rosario orebody;
- the construction of a 9 km long series of high speed ore belt conveyors from the Rosario mine to the plant at Ujina;
- increasing the design capacity of the concentrator plant from 60,000 tonnes per day to 110,000 tonnes per day;
- increasing the capacity of the associated infrastructure, including power supply tailings, concentrate pipeline and port concentrate storage, the latter still to be completed.

The concentrator construction period was 20 months and over 5,000 contractors were employed on site during the peak construction period.

Ramping up of production through the new milling circuit has proceeded ahead of schedule and thoughput rates of above the design capacity of 110,000 tonnes per day have already been recorded. The Rosario mine is now in production and the high capacity conveyor system is fully operational.

Commenting on the successful commissioning of the project Anglo American CEO, Tony Trahar said: "The Collahuasi project team and the contractors are to be congratulated on the achievement of this significant milestone. The brownfields Rosario Project is a further demonstration of our ability and determination, together with that of our partners, to add value at this world class orebody. The fact that the project is coming on stream in a favourable copper price environment will further enhance shareholder returns."

For further information:

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Collahuasi is a joint venture between Anglo American (44%), Falconbridge (44%) and a Japanese consortium, lead by Mitsui and Co. Ltd. (12%)

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk).

ANGLO AMERICAN

News Release

17 June 2004

Collahuasi Rosario Project commissioned

Anglo American plc ("Anglo American") is pleased to announce that the commissioning of the US$654 million Collahuasi Rosario Project commenced in late April, some five weeks ahead of schedule and under budget. The project, which will enable Collahuasi to maintain production of copper in concentrate at a long term average rate of 400,000 tonnes per annum, comprised:

- the equipping of and prestripping of 114 million tonnes of overburden so as to access the Rosario orebody;
- the construction of a 9 km long series of high speed ore belt conveyors from the Rosario mine to the plant at Ujina;
- increasing the design capacity of the concentrator plant from 60,000 tonnes per day to 110,000 tonnes per day;
- increasing the capacity of the associated infrastructure, including power supply tailings, concentrate pipeline and port concentrate storage, the latter still to be completed.

The concentrator construction period was 20 months and over 5,000 contractors were employed on site during the peak construction period.

Ramping up of production through the new milling circuit has proceeded ahead of schedule and thoughput rates of above the design capacity of 110,000 tonnes per day have already been recorded. The Rosario mine is now in production and the high capacity conveyor system is fully operational.

Commenting on the successful commissioning of the project Anglo American CEO, Tony Trahar said: "The Collahuasi project team and the contractors are to be congratulated on the achievement of this significant milestone. The brownfields Rosario Project is a further demonstration of our ability and determination, together with that of our partners, to add value at this world class orebody. The fact that the project is coming on stream in a favourable copper price environment will further enhance shareholder returns."

For further information:

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Collahuasi is a joint venture between Anglo American (44%), Falconbridge (44%) and a Japanese consortium, lead by Mitsui and Co. Ltd. (12%)

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk).

ANGLO AMERICAN

News Release

17 June 2004

Collahuasi Rosario Project commissioned

Anglo American plc ("Anglo American") is pleased to announce that the commissioning of the US$654 million Collahuasi Rosario Project commenced in late April, some five weeks ahead of schedule and under budget. The project, which will enable Collahuasi to maintain production of copper in concentrate at a long term average rate of 400,000 tonnes per annum, comprised:

- the equipping of and prestripping of 114 million tonnes of overburden so as to access the Rosario orebody;
- the construction of a 9 km long series of high speed ore belt conveyors from the Rosario mine to the plant at Ujina;
- increasing the design capacity of the concentrator plant from 60,000 tonnes per day to 110,000 tonnes per day;
- increasing the capacity of the associated infrastructure, including power supply tailings, concentrate pipeline and port concentrate storage, the latter still to be completed.

The concentrator construction period was 20 months and over 5,000 contractors were employed on site during the peak construction period.

Ramping up of production through the new milling circuit has proceeded ahead of schedule and thoughput rates of above the design capacity of 110,000 tonnes per day have already been recorded. The Rosario mine is now in production and the high capacity conveyor system is fully operational.

Commenting on the successful commissioning of the project Anglo American CEO, Tony Trahar said: "The Collahuasi project team and the contractors are to be congratulated on the achievement of this significant milestone. The brownfields Rosario Project is a further demonstration of our ability and determination, together with that of our partners, to add value at this world class orebody. The fact that the project is coming on stream in a favourable copper price environment will further enhance shareholder returns."

For further information:

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Collahuasi is a joint venture between Anglo American (44%), Falconbridge (44%) and a Japanese consortium, lead by Mitsui and Co. Ltd. (12%)

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk).

ANGLO AMERICAN

News Release

17 June 2004

Collahuasi Rosario Project commissioned

Anglo American plc ("Anglo American") is pleased to announce that the commissioning of the US$654 million Collahuasi Rosario Project commenced in late April, some five weeks ahead of schedule and under budget. The project, which will enable Collahuasi to maintain production of copper in concentrate at a long term average rate of 400,000 tonnes per annum, comprised:

- the equipping of and prestripping of 114 million tonnes of overburden so as to access the Rosario orebody;

- the construction of a 9 km long series of high speed ore belt conveyors from the Rosario mine to the plant at Ujina;

- increasing the design capacity of the concentrator plant from 60,000 tonnes per day to 110,000 tonnes per day;

- increasing the capacity of the associated infrastructure, including power supply tailings, concentrate pipeline and port concentrate storage, the latter still to be completed.

The concentrator construction period was 20 months and over 5,000 contractors were employed on site during the peak construction period.

Ramping up of production through the new milling circuit has proceeded ahead of schedule and thoughput rates of above the design capacity of 110,000 tonnes per day have already been recorded. The Rosario mine is now in production and the high capacity conveyor system is fully operational.

Commenting on the successful commissioning of the project Anglo American CEO, Tony Trahar said: "The Collahuasi project team and the contractors are to be congratulated on the achievement of this significant milestone. The brownfields Rosario Project is a further demonstration of our ability and determination, together with that of our partners, to add value at this world class orebody. The fact that the project is coming on stream in a favourable copper price environment will further enhance shareholder returns."

For further information:

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Collahuasi is a joint venture between Anglo American (44%), Falconbridge (44%) and a Japanese consortium, lead by Mitsui and Co. Ltd. (12%)

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk).

ANGLO AMERICAN

News Release

17 June 2004

Collahuasi Rosario Project commissioned

Anglo American plc ("Anglo American") is pleased to announce that the commissioning of the US$654 million Collahuasi Rosario Project commenced in late April, some five weeks ahead of schedule and under budget. The project, which will enable Collahuasi to maintain production of copper in concentrate at a long term average rate of 400,000 tonnes per annum, comprised:

- the equipping of and prestripping of 114 million tonnes of overburden so as to access the Rosario orebody;

- the construction of a 9 km long series of high speed ore belt conveyors from the Rosario mine to the plant at Ujina;

- increasing the design capacity of the concentrator plant from 60,000 tonnes per day to 110,000 tonnes per day;

- increasing the capacity of the associated infrastructure, including power supply tailings, concentrate pipeline and port concentrate storage, the latter still to be completed.

The concentrator construction period was 20 months and over 5,000 contractors were employed on site during the peak construction period.

Ramping up of production through the new milling circuit has proceeded ahead of schedule and thoughput rates of above the design capacity of 110,000 tonnes per day have already been recorded. The Rosario mine is now in production and the high capacity conveyor system is fully operational.

Commenting on the successful commissioning of the project Anglo American CEO, Tony Trahar said: "The Collahuasi project team and the contractors are to be congratulated on the achievement of this significant milestone. The brownfields Rosario Project is a further demonstration of our ability and determination, together with that of our partners, to add value at this world class orebody. The fact that the project is coming on stream in a favourable copper price environment will further enhance shareholder returns."

For further information:

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Collahuasi is a joint venture between Anglo American (44%), Falconbridge (44%) and a Japanese consortium, lead by Mitsui and Co. Ltd. (12%)

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk).